UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April 2023

Commission file number: 001-41557

Clearmind Medicine Inc.

(Translation of registrant’s name into English)

101 – 1220 West 6th Avenue

Vancouver, British Columbia
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

CONTENTS

Attached hereto and incorporated herein is the Registrant’s: (i) Form of Placement Agent Agreement, by and between the Registrant and Aegis Capital Corp.; (ii) press release issued on April 4, 2023, titled “Clearmind Medicine Announces Pricing of US$3.5 Million Public Offering”; and (ii) press release issued on April 6, 2023, titled “Clearmind Medicine Announces Closing of US$3.5 Million Public Offering”.

EXHIBIT INDEX

Exhibit No.
1.1	Form of Placement Agent Agreement
99.1	Press Release titled: “Clearmind Medicine Announces Pricing of US$3.5 Million Public Offering”.
99.2	Press Release titled: “Clearmind Medicine Closes US$3.5 Million Public Offering”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Clearmind Medicine Inc.

Date: April 6, 2023	By:	/s/ Adi Zuloff-Shani
		Name:	Adi Zuloff-Shani
		Title:	Chief Executive Officer

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